E-House (China) Holdings Limited
383 Guangyan Road

Qiushi Building, 11/F

Shanghai 200072

People’s Republic of China

May 27, 2016

Via E-mail

Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             E-House (China) Holdings Limited

Schedule 13E-3 filed by E-House (China) Holdings Limited, E-House

Holdings Ltd., E-House Merger Sub Ltd., Xin Zhou, Kanrich Holdings

Limited, On Chance, Inc., Jun Heng Investment Limited, Neil

Nanpeng Shen, Smart Create Group Limited, Smart Master

International Limited, and SINA Corporation

Filed April 25, 2016

File No. 005-83544

Dear Mr. Duchovny:

This letter is submitted by E-House (China) Holdings Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Merger and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by your letter dated May 20, 2016 with respect to the Company’s Schedule 13E-3, File No. 005-83544, filed on April 25, 2016 (as amended, the “Schedule 13E-3” or the “Filing”). In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 1 or the page numbers of the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 1 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning, E-House Holdings Ltd., E-House Merger Sub Ltd., Xin Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited, or SINA Corporation, such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3

1.              We note that Parent and Merger Sub are filing persons but are not part of the defined term “Buyer Group” and, as a result, they have not provided required disclosure. Revise your disclosure to ensure that Parent and Merger Sub provide all of the disclosure required of filing person.

In response to the Staff’s comment, Schedule 13E-3 has been revised. Please refer to page 1 of Amendment No. 1.

Proxy Statement

2.              Your definition of unaffiliated security holders includes within it affiliates: for example, some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of the company. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the defined term “unaffiliated security holders” has been deleted from the proxy statement. Please refer to the updated disclosure on page iii and page 8 of the Revised Proxy Statement and conforming changes throughout the entire Revised Proxy Statement to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of the Company.

Questions and Answers, page 20

3.              Revise this section to consolidate it with the Summary Term Sheet section to avoid duplication.

In response to the Staff’s comment, the disclosures in the section entitled “Questions and Answers about the Extraordinary General Meeting and the Merger” in the Revised Proxy Statement has been revised so that the Revised Proxy Statement now includes disclosure regarding substantive information with respect to the terms of the Merger mainly in the section entitled “Summary Term Sheet” and disclosure regarding procedural information with respect to the Merger mainly in the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” Duplicative disclosure has been removed.

Special Factors

Background of the Merger, page 31

4.              With a view toward revised disclosure, please tell us supplementally whether the special committee had any communications with the consortium between June 9 and July 30, 2015.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement. Please refer to page 29 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 39

5.              To the extent possible, please quantify the increased costs for regulatory compliance for public companies.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement. Please refer to page 36 of the Revised Proxy Statement.

6.              With respect to the first bullet point on page 41, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

We respectfully advise the Staff that security holders who are not affiliates of the Company are a subset of the security holders other than holders of Excluded Shares, and each group of security holders is entitled to receive the same per Share or per ADS merger consideration. As a result, the Special Committee and the Board believe that it is reasonable and appropriate to rely on the opinion from Duff & Phelps in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the security holders who are not affiliated to the Company, because the opinion addressed the fairness, from a financial point of view, of such consideration to shareholders and ADS holders other than holders of Excluded Shares, which, by definition, included all such unaffiliated security holders.

In response to the Staff’s comment, the proxy statement has been revised to further clarify this issue. Please refer to the updated disclosure on page 38 of the Revised Proxy Statement.

7.              Please revise the discussion to include an analysis of the extent to which each filing person considered the fact that ADS holders will not have the right to exercise dissenter’s rights and receive payment of the fair value of the shares underlying their ADS and what impact the lack of dissenter’s rights had on such filing persons’ fairness determination. Please include similar discussion where you discuss the position of the buyer group as to the fairness of the merger.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on pages 40 and 46 of the Revised Proxy Statement.

8.              Where you provide the opinion of each filing person as to the fairness of the transaction to unaffiliated security holders, please address each component of the funding of the transaction including committed term facility provided by Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and the contribution provided by Mr. Zhou, Mr. Shen and SINA pursuant to equity commitment letters. Please include similar discussion where you discuss the position of the Buyer Group as to the fairness of the merger.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 42 and page 46 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 46

9.              Your inclusion of the members of the Buyer Group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 65), currently stating that the members of the Buyer Group “may be deemed” affiliates of the company, to remove doubt from this statement.

In response to the Staff’s comment, the Company has revised the disclosures on pages 44 and 70 of the Revised Proxy Statement.

10.       Please revise the discussion to include an analysis of the extent to which the Buyer Group’s beliefs are based on the factors described in paragraphs (c), (d), (e), (f) of Item 1014 of Regulation M-A and items (vi) (vii) of Instruction 2 thereto. To the extent that any factor was not considered, or was considered but given little weight, please explain why.

We respectfully advise the Staff that, with respect to paragraph (c) of Item 1014 of Regulation M-A, disclosure on page 47 of the Revised Proxy Statement includes an analysis of the fact that approval of a majority-of-the-minority is not required for the transaction and its role in the Buyer Group’s consideration regarding the fairness of the Merger.  With respect to paragraphs (d) and (e) of Item 1014 of Regulation M-A, the Company respectfully refers the Staff to the existing discussions under the first, third and sixth bullet points on page 45 of the Revised Proxy Statement.  In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 47 and page 48 of the Revised Proxy Statement to include the Buyer Group’s consideration of factors in paragraphs (d) and (e) of Item 1014 of Regulation M-A and items (vi) and (vii) of Instruction 2 thereto.  With respect to paragraph (f) of Item 1014 of Regulation M-A, disclosure on page 47 of the Revised Proxy Statement includes a discussion that members of the Buyer Group are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties.

11.       Please revise to indicate how “disadvantages that the Company would continue to face as an SEC-reporting public company” as discussed in the second bullet on page 47 contributes to the determination that the transaction is fair to unaffiliated shareholders. Please tell us why you believe the reduction in regulatory compliance costs and disclosure requirements impact the substantive and procedural fairness of the transaction to the unaffiliated shareholders when these benefits will only accrue to the Buyer Group. Please provide similar analysis with respect to the factors discussed in the fourth, fifth, sixth, and ninth bullets on page 48.

We respectfully advise the Staff that the Buyer Group believes the factors mentioned in the third bullet point on page 45, among other factors discussed in the last five bullet points on page 38 and the first bullet point on page 39 of the Revised Proxy Statement, may adversely affect the Company’s financial condition and results of operation. As a result, if the Company continues to operate as an SEC-reporting public company, the Company may not be able to generate greater value to its shareholders than the merger consideration offered by the Buyer Group, which provides the unaffiliated security holders with an immediate opportunity to receive cash consideration and realize liquidity for their investment.  In response to the Staff’s comment, the discussion in the third bullet point has been revised.  Please refer to the revised discussion on page 44 and page 45 of the Revised Proxy Statement.

In addition, we respectfully advise the Staff that the Buyer Group believes the factors discussed in the third, fourth, fifth and eighth bullet points on page 46 of the Revised Proxy Statement enhance the certainty that if the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are approved by the Company’s shareholders, the Merger will be completed as contemplated by the Merger Agreement and the Plan of Merger, and such deal certainty, which is closely related to the viability of the Merger, should be considered when determining the substantive fairness of the Merger to the unaffiliated security holders.

Certain Financial Projections, page 50

12.       We note the statement that the financial projections provided in the proxy statement are summary of internal financial projections. Please revise to disclose the full projections, including all preliminary and final projections.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement. Please refer to disclosure beginning on page 48 of the Revised Proxy Statement.

13.       Please revise to identify the “numerous assumptions and estimates as to future events made by [y]our management that [y]our management believed were reasonable at the time the projections were prepared” and the certain assumptions about future financial factors affecting [its] business” discussed in this section. Your revised disclosure should summarize the material assumptions underlying any limitations upon the projected figures disclosed.

We respectfully advise the Staff that the Company has identified the numerous assumptions and estimates as to future events made by the Company’s management on page 51 of the proxy statement.  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 48 of the Revised Proxy Statement to include a cross-reference to the detailed discussion of assumptions and estimates on page 53 therein.  Please refer to disclosure beginning on pages 48 of the Revised Proxy Statement.

14.       We also note, on page 35, that the company provided “updated” financial information to Duff & Phelps on January 18, 2016. To the extent that the company prepared, and shared with any outside party, more than one set of projections, please disclose all such projections.

In response to the Staff’s comment, the proxy statement has been revised to disclose the original and the updated set of financial forecasts. Please refer to disclosure beginning on page 48 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 52

15.       Please revise to identify the “numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters” made by Duff & Phelps in the preparation of its fairness opinion.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 57 of the Revised Proxy Statement.

16.       We note the statement on page 54 that Duff & Phelps provided its opinion “without assuming liability or responsibility for independent verification.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise to delete this statement.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 57 of the Revised Proxy Statement and page B-4 of Annex B to the Revised Proxy Statement.

Analyses for Leju

Discounted Cash Flow Analysis, page 56

17.       Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, and (ii) each data measure and financial metric used for each comparable company that is the basis for the analysis results disclosed on pages 58-60 with respect to the Selected Public Company analysis. Please also apply this comment to the “Analysis for EJ Core.”

In response to the Staff’s comment, the proxy statement has been revised. Please refer to disclosure beginning on page 59 of the Revised Proxy Statement.

18.       Disclose the basis for assumption of a 3.0% terminal growth rate and the discount rates range of 14% to 17%, each used in the Discounted Cash Flow analysis. Please also apply this comment to the “Analysis for EJ Core.”

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 60 of the Revised Proxy Statement.

Selected Public Companies and Merger and Acquisition Transactions Analyses, page 57

19.       Please discuss in greater detail the methodology and criteria used for selecting the public companies listed for comparison to EJ Core and Leju. Please also indicate whether any particular companies were excluded from the comparison group and discuss the reasons for such omission.

We respectfully advise the Staff that in searching for publicly traded companies that exhibit similar characteristics as Leju and EJ Core, Duff & Phelps has considered the following: (i) information about competitors as disclosed in the Company’s Form 20-F filed with SEC, (ii) information from major financial databases such as Capital IQ and Bloomberg, (iii) public filings of companies in the same or related industries, and (iv) discussion with management of the Company.

In determining the relevance of a public company, Duff & Phelps considered its similarity to the Company based on a combination of factors, including, inter alias, (i) whether the company is located in China or has business in China, (ii) customers or markets served, (iii) business lines or product mix, (iv) nature of competition and (v) stage of business.

Over the selection process, Duff & Phelps has not particularly taken out any company that is similar to the Company based on the factors listed above. The final list of public companies selected for comparison with Leju and EJ reflected Duff & Phelps’ professional judgement.

20.       We note that Duff & Phelps determined not to use the data from the Selected M&A Transactions Analysis in reaching its fairness opinion. In light of that determination, revise your disclosure to explain how, if at all, this determination affected both Duff & Phelps’ ability to give its opinion and board of directors’ ability to make its fairness determination while adopting Duff & Phelps’ analyses and conclusions. Also tell us, with a view toward revised disclosure, why you have presented the disclosure relating to the Selected M&A Transactions analysis if Duff & Phelps did not use it to form its opinion.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 62 and page 67 of the Revised Proxy Statement.

The objective for disclosing the analysis is to let the readers understand that Duff & Phelps has performed and considered in its valuation the Selected M&A Transaction Analysis, although not ultimately used in its fairness determination, given the following reasons:

•      the financial multiples as implied by the transactions considered vary significantly from transaction to transaction, and

•      the information available for the Selected M&A Transactions are limited as most of these are private transactions.

Therefore, there was insufficient information for Duff & Phelps to identify any meaningful relationship between different parameters of the target companies in the selected transactions, including business comparability, profitability, and lack of recent relevant transactions with information on enterprise value to EBITDA multiples, and the multiples as implied by the transactions.

The Special Committee and the Board accepted Duff & Phelps’s professional judgment in its determination not to use the data derived from the Selected M&A Transaction Analysis for the reasons stated above.

21.       Revise the last sentence of the section “Fees and Expenses” (page 64) to provide the disclosure required by Item 1015(b)(4). Your current disclosure addresses only

Duff & Phelps and parties to the merger, without including affiliates, as the rule provides.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to page 70 of the Revised Proxy Statement and page B-6 of Annex B to the Revised Proxy Statement.

22.       Please provide your analysis as to whether the retention of Duff & Phelps Securities, LLC (“DPS”), an affiliate of Duff & Phelps, LLC, to act as financial advisor to the Special Committee reflects a conflict of interest with respect to the separate fairness opinion provided by Duff & Phelps.

We respectfully advise the Staff that the Company does not believe that the retention of Duff & Phelps, LLC to provide a fairness opinion and the retention of Duff & Phelps Securities, LLC (“DPS”), an affiliate of Duff & Phelps, LLC, to act as financial advisor to the Special Committee constitutes a conflict of interest. Duff & Phelps has confirmed that it has generally used the same dual-entity structure in similar engagements for going-private transactions, under which DPS or another affiliate of Duff & Phelps, LLC which is licensed to engage in investment banking services will receive a fee for its investment banking services and Duff & Phelps, LLC will receive a fee for issuing a fairness opinion. We respectfully advise the Staff that as has been disclosed in the Revised Proxy Statement, the fee relating to DPS’s investment banking services will be payable upon the closing of the Transactions and reflects the actual investment banking services rendered by DPS, while no portion of Duff & Phelps, LLC’s fee related to the fairness opinion is contingent upon either the conclusion expressed in the fairness opinion or whether or not the Transactions are successfully consummated.

Financing of the Merger, page 72

23.       Please indicate the portion of merger consideration to be paid for through the proceeds from the committed term facility and the portion that will be provided under the equity commitment letters issued by the Sponsors. Please refer to Item 1007(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the proxy statement. Please refer to page 78 of the Revised Proxy Statement.

Equity Financing, page 73

24.       Please revise to indicate the respective amounts of equity contribution to be made by each sponsor consistent with their respective equity commitment letters.

In response to the Staff’s comment, the Company has revised the proxy statement. Please refer to page 78 of the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 77

25.       Refer to the table on page 79. You include, for example, Xin Zhou as receiving cash payments for his shares, options and restricted shares, even though Mr. Zhou is a Rollover Shareholder and is not going to receive cash from this transaction. Revise the table to disclose only proceeds to be received in the merger by your officers and directors.

In response to the Staff’s comment, the Company has revised the table to disclose only proceeds to be received by the Company’s directors and officers in the Merger. Please refer to page 85 of the Revised Proxy Statement.

Where You Can Find More Information, page 125

26.       We note your statement that information in the proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit. If any disclosure in the prospectus is not an accurate summary of such contract or document please revise accordingly. Please also remove each statement in the proxy relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement by removing the statement that each statement relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed. Please refer to pages 11, 54, 58, 79, 80, 101 and 131 of the Revised Proxy Statement.

*                                         *                                         *

Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned, Miranda So of Davis Polk & Wardwell, counsel to the Special Committee of the Company, at +852-2533-3373, or Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at +852-3740-4863 and +852-3740-4835, if you have any questions regarding Amendment No. 1 or this letter.

Sincerely,

E-House (China) Holdings Limited

By:	/s/ Jin Li
Jin Li
Chairman of Special Committee
E-House (China) Holdings Limited

cc:	Miranda So, Esq. (Davis Polk & Wardwell LLP)
Z. Julie Gao, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Haiping Li, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Michael V. Gisser, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 20, 2016, with respect to the Schedule 13E-3, File No. 005-83544 (as amended, the “Schedule 13E-3”) filed on April 25, 2016 by E-House (China) Holdings Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 1 filed with the SEC:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of May 27, 2016

[Signature pages follow]

E-House Holdings Ltd.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

E-House Merger Sub Ltd.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Xin Zhou

/s/ Xin Zhou
Name: Xin Zhou

Kanrich Holdings Limited

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

On Chance Inc.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Jun Heng Investment Limited

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen

Signature page to the acknowledgment

Smart Create Group Limited

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

Smart Master International Limited

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

SINA Corporation

By:	/s/ Charles Chao
Name: Charles Chao
Title: Chief Executive Officer

Signature page to the acknowledgment